Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended					Nine Months Ended Sep 30,
	2008	2009	2010	2011	2012	2012	2013

Income (loss) from continuing operations before income taxes	$(16)	$789	$1,220	$925	$1,436	$931	$1,746
Add: Fixed charges	5,909	3,038	2,279	2,404	2,565	1,971	1,668

Total earnings	$5,893	$3,827	$3,499	$3,329	$4,001	$2,902	$3,414

Interest expense	$5,905	$3,036	$2,275	$2,401	$2,562	$1,968	$1,666
Rental expense, net of income	4	2	4	3	3	3	2

Total fixed charges	5,909	3,038	2,279	2,404	2,565	1,971	1,668

Preferred stock dividends	111	171	121	28	31	24	23

Total fixed charges and preferred stock dividends	$6,020	$3,209	$2,400	$2,432	$2,596	$1,995	$1,691

Ratio of earnings to fixed charges(1)(2)	—	1.26	1.54	1.38	1.56	1.47	2.05

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	—	1.19	1.46	1.37	1.54	1.45	2.02

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.
(2)	Due to a pre-tax loss from continuing operations of $16 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $16 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.
(3)	Due to a pre-tax loss from continuing operations of $16 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $127 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.